SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc: Acquisition of AIA Pt1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, NEW ZEALAND, JAPAN, INDIA OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.  PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

For Immediate Release

1
March 2010

COMBINATION OF PRUDENTIAL PLC AND AIA GROUP LIMITED
TO CREATE A LEADING GLOBAL INSURER

SUMMARY
n
Prudential plc ("Prudential") has reached agreement with American International Group Inc. ("AIG"), on terms for the combination of Prudential and AIA Group Limited ("AIA"), a wholly-owned subsidiary of AIG (the "Transaction")
n
This Transaction offers the opportunity to bring together two leading companies, positioning the Combined Group to capture the future growth opportunity in Asia. We believe the Transaction will both amplify and accelerate our stated strategy to deliver value to our shareholders
n
AIG has agreed to the terms of the Transaction and has decided not to pursue the initial public offering of AIA on the Hong Kong Stock Exchange
n
The Transaction will be effected through the acquisition of both Prudential (by way of a scheme of arrangement, the "Scheme") and AIA by a new company ("New Prudential").  The new company will assume the name Prudential plc, be headquartered and incorporated in the UK, and traded on the main market of the London Stock Exchange with ADRs traded on the New York Stock Exchange
−    In recognition of the importance of Asia to the Combined Group, Prudential intends, in due course after completion of the Transaction, to seek a dual primary-listing on the Hong Kong Stock Exchange
−    The existing Board of Prudential will become the Board of New Prudential
n
AIG will receive total consideration of USD 35.5 billion, comprising USD 25.0 billion in cash and USD 10.5 billion in New Prudential Shares and other securities
−    The cash component of the consideration will be financed through an underwritten rights issue (the "Rights Issue"), raising USD 20.0 billion (net of fees and expenses) and through issuance of USD 5.0 billion senior debt (net of fees and expenses)
−    Credit Suisse, HSBC and J.P. Morgan Cazenove as Global Co-ordinators and Joint Bookrunners have undertaken to Prudential to underwrite the Rights Issue in full and Credit Suisse, HSBC and J.P. Morgan Cazenove have committed to provide the senior debt underwriting
−    The terms of the Rights Issue will be set at the time of publication of Prudential and New Prudential prospectuses (the "Prospectuses")
n
The Rights Issue and the Scheme will be subject to shareholder approval at a General Meeting. The Transaction is also subject to certain regulatory and anti-trust approvals including various regulatory approvals required on a change of control of Prudential as a result of the Scheme
n
Prudential also today announces its unaudited 2009 preliminary results, which demonstrate the continued strength of its businesses in delivering very strong financial results across its key performance indicators. A separate announcement for unaudited 2009 preliminary results has been released today

OVERVIEW OF AIA
n
AIA is a leading life insurance organisation in Asia Pacific operating in 15 geographical markets. First established in 1919, AIA has been building a tied agency force that spans the Asia Pacific region from developed urban centres to rural areas
n
It provides individuals and businesses with products and services for their evolving insurance, protection, savings, investments and retirement needs in 15 geographical markets in the region: Hong Kong, Korea, Thailand, Singapore, China, Malaysia, the Philippines, Australia, Indonesia, Vietnam, Taiwan, New Zealand, India, Macau and Brunei. As of 30 November 2009, AIA had more than 320,000 agents and approximately 23,500 employees serving the holders of its more than 23 million in-force policies and its more than 10 million participating members of its clients for group life, medical, credit life coverage and pension products. In the financial year ending 30 November 2009, the AIA Group generated USD 1,438 million of operating profit after tax (unaudited).

COMBINATION CREATES A LEADING ASIAN INSURER
n
Prudential believes that the combination of its Asian operations with AIA will create a unique business with a significant focus on the Asian markets and leading positions in 7 countries with highly complementary products and distribution channels across the region
n
The Combined Group will be the leading life insurer in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam, Thailand and the Philippines, with the leading foreign life insurance business in China and India, a significantly enhanced presence in the high growth South East Asian life markets and strong operations in the US and the UK
n
In recognition of the importance of Asia to the Combined Group, Prudential intends to in due course, after completion of the Transaction, seek a dual primary-listing on the Hong Kong Stock Exchange

ATTRACTIVE VALUATION AND SUBSTANTIAL LONG-TERM VALUE CREATING POTENTIAL
n
The price payable to AIG for the Transaction represents a multiple of 1.69x AIA's Embedded Value as at 30 November 2009 and 25.4x AIA's 30 November 2009 New Business Profit
n
The Transaction is anticipated to generate fully phased annual cost savings of approximately USD 340 million before tax within three years post closing of the transaction. In addition, the combination provides an opportunity to achieve revenue synergies through enhanced agency productivity, leveraging off bancassurance relationships, enhancing customer cross-selling and synergies across asset management activities

EXPECTED TIMETABLE TO COMPLETION
Event	Timing
Publication of the Prospectuses and Circular	April / May
Prudential Shareholder meetings to approve Rights Issue and the Transaction	May
Rights Issue trading period commences	May
Rights Issue trading period ends	Early June
Regulatory approval and acquisition closes, with proceeds and vendor consideration released to AIG. Prudential delisted and New Prudential listed and admitted to trading on the London Stock Exchange	Third Quarter 2010 (estimated)

Commenting on the Transaction, Tidjane Thiam, Chief Executive Officer of Prudential, said:
"This transaction is hugely exciting and a one-off opportunity to transform the Group. We believe that the combination of Prudential and AIA will create a unique life insurance business with a common set of customer-focused values and heritage. Asia has been very clearly a major driver of value for Prudential for several years and in 2009 it accounted for 44 per cent of new business profit (post-tax). The Combined Group would have 60 per cent. of 2009 new business profit coming from Asia and puts us in a strong leadership position in all the critical growth markets in the region. Aside from this Transaction, it is our intent in due course to seek a dual primary-listing on the Hong Kong Stock Exchange to enable our customers and investor base to share in this value creating opportunity. The headquarters of the Combined Group will remain in London."

This summary should be read in conjunction with the full text of the announcement that follows in parts. Appendix I of the following announcement contains definitions of certain terms used in this summary.
A meeting for analysts and investors will be held today at 12:00 noon at Laurence Pountney Hill, London, EC4R OHH.

Enquiries:

Prudential Investors: Matt Lilley Media: James Matthews Media: Ed Brewster	Tel: +44 (0) 20 7548 2007 +44 (0) 20 7548 3719 +44 (0) 20 7548 3918

The defined terms set out in Appendix I of the following announcement apply in this announcement.
This announcement has been issued by and is the sole responsibility of Prudential.
This announcement is for information purposes only and is not intended to and does not constitute or form any part of any offer or invitation to subscribe for or purchase any securities or the solicitation of any offer to subscribe for, purchase, or otherwise acquire any securities.
A copy of the Prospectus for the Rights Issue and a Prospectus in relation to New Prudential when published will be made available from the registered office of the Company and on the Company's website. The Prospectus for the Rights Issue will give further details of the New Ordinary Shares being offered pursuant to the Rights Issue. The Prospectus for New Prudential will give further details of New Prudential's introduction to the UKLA Official List and admission to the main market of the London Stock Exchange.
This announcement is not a prospectus but an advertisement and investors should not acquire New Ordinary Shares referred to in this announcement except on the basis of the information contained in the Prospectuses.
Credit Suisse, HSBC and J.P. Morgan Cazenove, each of which is authorised and regulated in the United Kingdom by the FSA, are acting solely for Prudential and no one else in connection with the Transaction and the Rights Issue and will not regard as a client anyone (whether or not a recipient of this announcement) other than Prudential in connection with the Transaction or the Rights Issue and will not be responsible to anyone (whether or not a recipient of this announcement) other than Prudential for providing the protections afforded to their clients or for providing advice to anyone other than Prudential in connection with the Transaction or the Rights Issue or any other matter referred to herein.
This announcement has been issued by and is the sole responsibility of Prudential. Apart from the responsibilities and liabilities, if any, which may be imposed on Credit Suisse, HSBC and J.P. Morgan Cazenove by the FSMA, none of Credit Suisse, HSBC and J.P. Morgan Cazenove (or any of their affiliates or agents) accepts any responsibility whatsoever for, and makes no representation or warranty, express or implied, in relation to, the contents of this announcement (including its accuracy, completeness or verification) or any other statement made or purported to be made by it, or on its behalf, in connection with Prudential, the Transaction, the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Rights Issue. Each of Credit Suisse, HSBC and J.P. Morgan Cazenove accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this announcement or any such statement.
Credit Suisse, HSBC and J.P. Morgan Cazenove as underwriters of the Rights Issue may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares, and/or related instruments for their own account. Except as required by applicable law or regulation, Credit Suisse, HSBC and J.P. Morgan Cazenove do not propose to make any public disclosure in relation to such transactions.
No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Prudential, Credit Suisse, HSBC or J.P. Morgan Cazenove.
The information contained in this announcement is not for release, publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia, New Zealand, Japan, India or South Africa and should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of local securities laws or regulations.
The announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States, Canada, Australia, New Zealand, Japan, India or South Africa or any other jurisdiction. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the Securities Act. The Ordinary Shares and other securities mentioned in this announcement have not been and, if and when issued in connection with the Transaction, have not been and will not be registered under the Securities Act or under the securities laws of any state or territory of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential does not intend to register any part of the offering of any of the securities referred to herein in the United States or to conduct a public offering of such securities in the United States.
This announcement does not constitute an offering circular or prospectus in connection with an offering of securities of the Company. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the Prospectus to be published or Circular to be distributed by the Company. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for, any securities and cannot be relied upon for any investment contract or decision.
The distribution of this announcement into jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by Prudential or any of Credit Suisse, HSBC or J.P. Morgan Cazenove that would permit an offering of such rights or shares or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
Neither the content of Prudential's website nor any website accessible by hyperlinks on Prudential's website is incorporated in, or forms part of, this announcement.
This announcement contains or incorporates by reference 'forward-looking statements' regarding the belief or current expectations of Prudential, the Directors and other members of its senior management about the Company's business and the transactions described in this announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the possibility that the Transaction may not be consummated, the ability to achieve synergies, improved productivity and opportunities for growth from the Transaction, effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which Prudential operates, and other factors affecting the level of Prudential's business activities and the costs and availability of financing for Prudential's activities. Any forward-looking statement contained in this announcement based on past or current trends and/or activities of Prudential should not be taken as a representation that such trends or activities will continue in the future. No statement in this announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. Prudential expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Prudential's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  01 March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Name Susan Henderson
Title Deputy Group Secretary